SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. 1)

                          Ponder Industries, Inc.
                              (Name of Issuer)
                        Common Stock, $.01 par value
                      (Title of Class and Securities)
                                 732378104
                               (CUSIP Number)

                                  Copy to:

Roger Bartlett                                  Patrick J. Foye, Esq.
Wood Gundy (London) Limited                     Skadden, Arps et al.
Cottons Centre, Cottons Lane                    919 Third Avenue
London, SE12QL United Kingdom                   New York, New York  10022
(44)(171) 234-7555                              (212) 735-2274
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              October 1, 1997
          (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

         Note: Six copies of this statement, including all exhibits, should be filed with the Commis- sion. See Rule 13d-1(a) for other parties to whom copies are to be sent.




------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cameron Capital Ltd.
         I.R.S. # None
------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  (   )
                                                              (b)  (   )

------------------------------------------------------------------------
(3)      SEC USE ONLY

------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
    NUMBER OF                                0
       SHARES                 _________________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
      OWNED BY                         120,000
        EACH                  _________________________________________
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
       PERSON                          120,000
         WITH                 _________________________________________
                              (10)  SHARED DISPOSITIVE POWER
                                             0
-----------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         120,000
------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                      (X)
------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.43%
------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
         IV

--------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!



(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wood Gundy (London) Limited
         I.R.S. # None
------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  (   )
                                                              (b)  (   )

------------------------------------------------------------------------
(3)      SEC USE ONLY

------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
    NUMBER OF                                0
       SHARES                 _________________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
      OWNED BY                         112,500
        EACH                  _________________________________________
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
       PERSON                          112,500
         WITH                 _________________________________________
                              (10)  SHARED DISPOSITIVE POWER
                                             0
-----------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         112,500
------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                      (X)
------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.41%
------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
         IV

--------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!



         This Amendment No. 1 amends and supplements the following Items of the Schedule 13D of Cameron Capital Ltd. and Wood Gundy (London) Limited (together, the "Reporting Persons") filed on October 14, 1997 with the Securities and Exchange Commission with respect to the common stock, $.01 par value per share ("Common Stock"), of Ponder Industries, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have meanings set forth in the Schedule 13D.

Item 2:  Identity and Background

         Item 2 (c)(2) is hereby amended and restated in its entirety:

                  (2) The principal business of WGL is marking name, whereby the company is responsible for the custody and administration of investments belonging to its customers. The principal occupation of Ronald Lalonde is Head of CIBC Europe Operations. The principal occupation of Anthony Porter is Head of CIBC Europe Equity Trading. The principal occupation of Shashi Tanna is Head of CIBC Europe Corporate Planning & Taxation. Ronald Lalonde, Anthony Porter and Shashi Tanna perform these job duties for CIBC Wood Gundy plc. The principal business of CIBC Wood Gundy plc is banking and financial services.

                  The address of the principal executive office of WGL and of CIBC Wood Gundy plc is Cottons Centre, Cottons Lane, London SE12QL United Kingdom.

Item 4:  Purpose of Transaction.

         Item 4 is hereby amended and supplemented to include the following:

                  The Reporting Persons are filing this Amendment No. 1 because they no longer consider the Investors to be a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  Pursuant to the Settlement Agreement, on October 1, 1997, the Investors received shares of Common Stock, and Warrants to purchase additional shares of Common Stock, which in the aggregate represented over 35% of the Common Stock of the Issuer. The Investors do not have any other agreements among themselves concerning the acquisition, holding, voting or disposal of any securities of the Issuer, however, so the Reporting Persons believe that, even if the Investors did become a "group" as a result of the Settlement Agreement, they ceased to be a "group" the moment each Investor received its allotted amount of Common Stock and Warrants pursuant to the Settlement Agreement. Therefore, the Reporting Persons believe that they do not have any further "group" filing obligations in connection with the Common Stock and Warrants that they received pursuant to the Settlement Agreement.

Item 5:  Interest in Securities of the Issuers.

         Item 5 is hereby amended and supplemented to include the following:

         (a) As of October 23, 1997, the Reporting Persons may be deemed to beneficially own the following numbers of shares of Common Stock:



                                                                      Additional Shares
                                                                       Receivable Upon
                                                 Number of Shares        Exercise of
                     Name                        Personally Owned        the Warrants            Percentage*
          -------------------------------     -------------------   ---------------------     ---------------
1)        Cameron Capital Ltd.                       0                    120,000                   0.43
2)        Wood Gundy (London) Limited                0                    112,500                   0.41


         (c) Since October 13, 1997, the Reporting Persons effected the following transactions regarding the Common Stock:



                    Nature of         Number of Shares of        Dollar Price per Share of    Where and how transac-
     Date          Transaction            Common Stock                 Common Stock                tion affected
-----------      --------------     ----------------------     --------------------------     ----------------------
WGL
10/14/97                 Sale                     33,600                   1.66                    NASDAQ


         (e) WGL ceased to be the beneficial owner of more than five percent of the Common Stock on October 1, 1997. Cameron ceased to be the beneficial owner of more than five percent of the Common Stock on October 6, 1997.

--------
* Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 16,891,506 outstanding shares of Common Stock (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997, as filed on July 14, 1997), and as adjusted for the 10,633,333 shares of Common Stock issued, in the aggregate, to the Investors pursuant to the Settlement Agreement, and as adjusted on a pro forma basis for the potential issuance to the Investors of, in the aggregate, 957,000 shares of Common Stock pursuant to the Warrants.



                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 23, 1997                CAMERON CAPITAL LTD.


                                        By: /s/ Nic Snelling
                                        Name:   Nic Snelling
                                        Title:  Chief Financial Officer


                                        WOOD GUNDY (LONDON) LIMITED

                                        By:  /s/ Roger Bartlett
                                        Name:   Roger Bartlett
                                        Title:  Associate